UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               SCHEDULE 13D
                 Under the Securities Exchange Act of 1934
                            (Amendment No.   )*

                          STORAGE TRUST REALTY
    -------------------------------------------------------------------
                            (Name of Issuer)

          Common Shares of Beneficial Interest, $0.01 Par Value
    -------------------------------------------------------------------
                     (Title of Class of Securities)

                                861909109
    -------------------------------------------------------------------
                             (CUSIP Number)

    David Goldberg, 701 Western Avenue, Glendale, California 91201-2397
                          818/244-8080, ext. 529
    -------------------------------------------------------------------
              (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                              July 30, 1998
    -------------------------------------------------------------------
         (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

   NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
  CUSIP No. 861909109

 1    Name of Reporting Person
      I.R.S. Identification No. of Above Person (Entities Only)
             Public Storage, Inc.
             95-3551121

 2    Check the Appropriate Box if a Member of a Group*
                                          a. [ ]
                                          b. [ ]

 3    SEC Use Only

 4    Source of Funds*
             WC

 5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

 6    Citizenship or Place of Organization
             California

 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
 WITH
                  7    Sole Voting Power
                         964,000

                  8    Shared Voting Power
                         N/A

                  9    Sole Dispositive Power
                         964,00

                  10   Shared Dispositive Power
                         N/A

 11   Aggregate Amount Beneficially Owned by Each Reporting Person
          964,000

 12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* [ ]

 13   Percent of Class Represented by Amount in Row (11)
          5.998%

 14   Type of Reporting Person*
          CO

   * SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer

        This statement on Schedule 13D (the "Statement") relates to the Common Shares of Beneficial Interest, $0.01 par value (the "Shares"), of Storage Trust Realty, a Maryland real estate investment trust (the "Issuer"). The address of the principal executive office of the Issuer is 2407 Rangeline Street, Columbia, Missouri 65202.

Item 2. Identity and Background

        This Statement is being filed by Public Storage, Inc. ("PSI").

        PSI is a real estate investment trust for federal income tax purposes, organized as a corporation under the laws of California, that has invested primarily in existing mini-warehouse facilities (through direct ownership, as well as general and limited partnership interests). The principal executive offices of PSI are located at 701 Western Avenue, Glendale, California 91201-2397.

        The directors and executive officers of PSI, their employers, addresses and current positions are listed below. Unless otherwise indicated, each person's address is the same as the address of PSI listed above.


Name of Director or                          Employer/Address/Nature
Executive Officer of PSI                     of Business                                       Current Position
------------------------                     -----------------------------------               ----------------

B. Wayne Hughes                              PSI                                               Chairman of the Board and Chief
(Executive Officer and Director)                                                               Executive Officer

Harvey Lenkin                                PSI                                               President
(Executive Officer and Director)

B. Wayne Hughes, Jr.                         PSI                                               Vice President
(Officer and Director)

Carl B. Phelps                               PSI                                               Senior Vice President
(Executive Officer)

John Reyes                                   PSI                                               Senior Vice President and Chief
(Executive Officer)                                                                            Financial Officer

Marvin M. Lotz                               PSI                                               Senior Vice President
(Executive Officer)

David Goldberg                               PSI                                               Senior Vice President and General
(Executive Officer)                                                                            Counsel

A. Timothy Scott                             PSI                                               Senior Vice President and Tax
(Executive Officer)                                                                            Counsel

Obren B. Gerich                              PSI                                               Senior Vice President
(Executive Officer)

David P. Singelyn                            PSI                                               Vice President and Treasurer
(Executive Officer)

Sarah Hass                                   PSI                                               Vice President and Secretary
(Executive Officer)

Robert J. Abernethy                          American Standard                                 President
(Director)                                   Development Company;
                                             Self Storage Management Company
                                             5221 West 102nd Street
                                             Los Angeles, CA 90045

                                             Developer and operator of mini-warehouses

Dann V. Angeloff                             The Angeloff Company                              President
(Director)                                   727 West Seventh Street
                                             Suite 331
                                             Los Angeles, CA  90017

                                             Corporate financial advisory firm

William C. Baker                             The Santa Anita Companies, Inc.                   Chairman of the Board and Chief
(Director)                                   285 West Huntington Drive                         Executive Officer
                                             Arcadia, CA 91007

                                             Operator of the Santa Anita Racetrack

Thomas J. Barrack, Jr.                       Colony Capital, Inc.                              Chairman and Chief Executive Officer
(Director)                                   1999 Avenue of the Stars
                                             Los Angeles, CA 90067

                                             Real estate investment

Uri P. Harkham                               The Jonathan Martin                               President
(Director)                                   Fashion Group
                                             1157 South Crocker Street
                                             Los Angeles, CA 90021

                                             Designer, manufacturer and marketer of
                                             women's clothing

                                             Harkham Properties                                Chairman of the Board
                                             1157 South Crocker Street
                                             Los Angeles, CA  90021

                                             Real estate


        To the knowledge of PSI, all of the foregoing persons are citizens of the United States except Uri P. Harkham, who is a citizen of Australia.

        During the last five years, neither PSI nor, to the best knowledge of PSI, any executive officer, director or person controlling PSI, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Compensation

        The 964,000 Shares acquired by PSI (as of July 30, 1998 and subsequent to that date through August 4, 1998) were purchased for an aggregate purchase price (including commissions) of $22,820,248. All funds used to purchase such Shares were obtained from PSI's working capital.

Item 4. Purpose of Transaction

        PSI acquired the Shares reported hereby as an attractive investment. PSI intends to review its investment in the Issuer on a continuing basis and may, at any time, consistent with PSI's obligations under the federal securities laws and other limitations, determine to increase or decrease its ownership of Shares through purchases or sales of Shares in the open market or in privately-negotiated transactions. Such determination will depend on various factors, including the Issuer's business prospects, other developments concerning the Issuer, general economic conditions, money and stock market conditions, and any other facts and circumstances which may become known to PSI regarding its investment in the Issuer. The Issuer's declaration of trust restricts any person from owning more than 6% of the Shares. PSI has requested a waiver from the Issuer's board of trustees of this limit to allow PSI to own up to 9.99% of the Shares.

        In early June 1998, a representative of PSI initiated several telephone conversations with representatives of Issuer to discuss in broad terms a "strategic alliance" between PSI and Issuer. On June 10, 1998, PSI submitted to Issuer a proposal describing the general terms of a strategic alliance. On June 18, 1998, Issuer rejected PSI's proposal. Copies of the June 10 and 18 letters are attached to this Statement as Exhibits 1 and 2 and are incorporated herein by reference.

        On August 3, 1998, PSI submitted to Issuer a merger proposal. A copy of PSI's August 3, 1998 letter is attached to this Statement as Exhibit 3 and is incorporated herein by reference.

        PSI believes that the proposal described in Exhibit 3 would provide a premium to Issuer's shareholders over recent trading prices for the Shares and would afford Issuer's shareholders the option to invest in an entity with greater liquidity and increased geographic diversification, but with the same type of properties as the Issuer. PSI may engage in discussions concerning this proposal or similar or other proposals with representatives of Issuer and/or other shareholders of Issuer. There are no agreements, arrangements or understandings between Issuer and PSI at this time.

        Except as set forth above, PSI has no present plans or proposals that relate to or would result in any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. However, PSI retains its rights to modify its plans with respect to the transactions described in this
Item 4, to acquire or dispose of securities of Issuer and to formulate plans and proposals that could result in the occurrence of any such events, subject to applicable laws and regulations.

Item 5. Interest in Securities of the Issuer

        (a) As of July 30, 1998, PSI owned 869,000 Shares, which constituted approximately 5.407% of the total number of Shares outstanding. As of August 4, 1998, PSI owned 964,000 Shares, which constitute approximately 5.998% of the total number of Shares outstanding.

        (b) PSI has the sole power to vote and the sole power to dispose of all of the 964,000 Shares owned by it.

        (c) During the 60-day period ending on July 30, 1998 and subsequent to that date through August 4, 1998, PSI purchased the number of Shares in the transactions, on the transaction dates and at the prices per Share (not including commissions) set forth below:


Transaction Date   No. of Shares Purchased   Price Per Share   Type of Transaction
----------------   -----------------------   ---------------   -------------------

 6-1-98                  11,300                 $24.1250           Open Market
 6-2-98                  17,000                  24.2500           Open Market
 6-3-98                   1,000                  24.1250           Open Market
 6-3-98                   4,000                  24.1875           Open Market
 6-3-98                   2,200                  24.2500           Open Market
 6-4-98                   4,100                  24.2500           Open Market
 6-4-98                  43,500                  24.1875           Open Market
 6-11-98                    600                  23.8750           Open Market
 6-11-98                    100                  23.9375           Open Market
 6-11-98                    400                  24.0000           Open Market
 6-12-98                 32,800                  23.8750           Open Market
 7-30-98                100,000                  22.1250           Open Market
 7-31-98                  3,000                  22.2500           Open Market
 8-03-98                 13,500                  22.2500(a)        Open Market
 8-03-98                 10,000                  22.5000(a)        Open Market
 8-03-98                 68,500                  22.6250(a)        Open Market
_______________

(a) The average actual price paid to the broker-dealer executing these transactions was $22.4999 per share.


        To the best of PSI's knowledge, except as disclosed herein, PSI does not have beneficial ownership of any Shares as of July 30, 1998 and subsequent to that date through August 4, 1998 and has not engaged in any transaction in any Shares during the 60-day period ending July 30, 1998 and subsequent to that date through August 4, 1998.

        (d) Except as disclosed herein, no other person is known to PSI to have the right to receive or the power to direct receipt of distributions from, or the proceeds for the sale of, the Shares beneficially owned by PSI.

Item 6. Contracts, Arrangements, Understandings or Relationships
        With Respect to Securities of the Issuer

        Except as disclosed herein, to the best knowledge of PSI, there are at present no contracts, arrangements, understandings or relationships (legal or otherwise) between PSI and any person with respect to any securities of Issuer, including but not limited to, transfer or voting of any of the securities of Issuer, finder's fees, partnerships, joint ventures, other entities, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over securities of Issuer.

Item 7. Material to be Filed as Exhibits

        Exhibit 1 - Letter from PSI to Issuer dated June 10, 1998.

        Exhibit 2 - Letter from Issuer to PSI dated June 18, 1998.

        Exhibit 3 - Letter from PSI to Issuer dated August 3, 1998.

                                   SIGNATURES

        After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 4, 1998

                                       PUBLIC STORAGE, INC.


                                       By:  /S/ DAVID GOLDBERG
                                           -----------------------------
                                           David Goldberg
                                           Senior Vice President and
                                           General Counsel